SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended June 30, 2001


                                    BP p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F    |X|               Form 40-F
                       ------------------             ------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                             No      |X|
                       ------------------             ------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - JUNE 2001

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Total replacement cost operating profit   - $m         4,972         4,337    10,471         8,298
  Replacement cost profit before
    exceptional items                       - $m         3,032         2,791     6,469         5,468
  Replacement cost profit for the period    - $m         3,131         2,811     6,673         5,364
  Historical cost profit for the period     - $m         3,171         3,024     6,475         6,109
  Profit per Ordinary Share                 - cents      14.12         13.59     28.82         29.47
  Dividends per Ordinary Share              - cents       5.50          5.00     10.75         10.00

(a) For further information on replacement cost profit see Note 5 of Notes to Consolidated Financial Statements

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP p.l.c.'s Annual Report on Form 20-F for the year ended December 31, 2000. Comparative figures for the three months and six months ended June 30, 2000 have been restated to reflect the transfer of BP's North American NGL business from Refining and Marketing to Gas and Power.

The changes in turnover for the second quarter and half year of 2001 reflect significant increases in Gas and Power and in Refining and Marketing. In Gas and Power the increases are mainly due to higher marketing sales and increased trading activity. In Refining and Marketing the increases mainly reflect the inclusion of ARCO for the whole of the six months in 2001, compared to around three months (from April 14) in 2000, the acquisition of Burmah Castrol from July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000. Changes in turnover also reflect movements in price and other volume changes.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $3,032 million for the three months ended June 30, 2001, compared with $2,791 million for the equivalent period of 2000. The increase in profit reflects the generally favourable trading environment, performance improvements and the inclusion of ARCO and Burmah Castrol. These results are after charging special items of $159 million ($114 million after tax) for the three months ended June 30, 2001, and $600 million ($442 million after tax) for the equivalent period of 2000. The results for the three months ended June 30, 2001 and 2000 are also after charging acquisition amortization of $653 million and $377 million respectively. Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The special charges for the three months ended June 30, 2001 comprised in Refining and Marketing, Burmah Castrol integration costs of $35 million, rationalization costs in the European commercial business of $74 million and a bond redemption charge of $50 million. Those for the corresponding period of 2000 related to ARCO integration and rationalization costs and an asset writedown.

For the six months ended June 30, 2001, the replacement cost profit before exceptional items was $6,469 million, up from $5,468 million in 2000. The results for 2001 are after charging special items of $222 million ($159 million after tax) and acquisition amortization of $1,297 million. The results for 2000 include special charges of $640 million ($472 million after tax), and acquisition amortization of $377 million.

The historical cost profit for the three months ended June 30, 2001 was $3,171 million and included inventory holding gains of $40 million and net exceptional gains of $171 million ($99 million after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 2000 there was a profit of $3,024 million including inventory holding gains of $213 million, and net exceptional gains of $161 million ($20 million after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations.

For the six months ended June 30, 2001, the historical cost profit was $6,475 million, after inventory holding losses of $198 million and including net exceptional gains of $389 million ($204 million after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations. For the six months ended June 30, 2000, the historical cost profit was $6,109 million, after inventory holding gains of $745 million and including net exceptional gains of $4 million ($104 million losses after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Net taxation, other than production taxes, charged for the three months ended June 30, 2001 was $1,550 million compared with $1,289 million in the equivalent period last year. This included a tax charge of $72 million in respect of exceptional items compared with a tax charge of $141 million for the second quarter of 2000. The effective tax rate on replacement cost profit before exceptional items was 32% for the three months ended June 30, 2001, and 32% for the half year, compared with 28% and 27% for the equivalent periods of 2000. The increase in the tax rate is due to the non-deductability for tax purposes of the acquisition amortization and the non-availability of prior year tax credits in 2001.

Interest expense for the three months ended June 30, 2001 was $441 million (including $50 million relating to bond redemption charges) compared with $403 million in the equivalent period of 2000 reflecting lower interest rates. For the first half of 2001 interest expense was $887 million (including $60 million relating to bond redemption charges) compared to $699 million a year ago, also reflecting the full inclusion of ARCO in the first half of 2001 and for only around three months in the first half of 2000 partly offset by lower interest rates.

Net cash outflow for the three months ended June 30, 2001 was $2,136 million, compared with an inflow of $8,536 million for the equivalent period of 2000. For the first half of 2001, net cash inflow was $1,080 million compared with a net cash inflow of $7,770 million in the same period in 2000. The decreased cash flow in both periods in 2001 is primarily driven by higher tax payments and capital expenditure and significantly lower divestment proceeds (the second quarter and first half of 2000 included the proceeds from the sale of the ARCO Alaska assets).

Capital expenditure in the second quarter of 2001 was $3.8 billion ($3.3 billion excluding acquisitions), up 25% (38% excluding acquisitions) on a year ago. Capital expenditure for the first half of 2001 was $6.3 billion ($5.8 billion excluding acquisitions), an increase of 14% (41% excluding acquisitions) on the first six months of the previous year. Capital expenditure in the second quarter and first half of 2001 included the acquisition of Bayer's 50% interest in Erdolchemie. BP expects total capital expenditure for 2001 to be approximately $13 billion excluding acquisitions.

Net debt at June 30, 2001 was $18.8 billion. The ratio of net debt to net debt plus equity was 20% compared with 18% at March 31, 2001 and 21% at December 31, 2000. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 25% at June 30, 2001 compared with 19% at June 30, 2000 and 27% at December 31, 2000.

BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The return on average capital employed for the three months ended June 30, 2001 was 15% compared with 14% for the equivalent period of 2000. For the six months ended June 30, 2001, the return on average capital employed was 15%. For further information on the return on average capital employed calculation see Note 11 of Notes to Consolidated Financial Statements.

BP purchased for cancellation approximately 32 million of its own shares during the second quarter of 2001 at a cost of $283 million. Total share purchases over the six months to June 30, 2001 amounted to approximately 92 million at a cost of $783 million.

BP announced a second quarterly dividend for 2001 of 5.50 cents per ordinary share. Holders of ordinary shares will receive 3.911 pence per share and holders of American Depositary Receipts (ADRs) $0.33 per ADS. The dividend for the half year was 10.75 cents per share, up 7.5%, which is equivalent to 7.576 pence per share, up 15% over last year. The dividend is payable on September 10, 2001 to shareholders on the register on August 17, 2001. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on September 10, 2001.

BP intends to continue to pay dividends in the future of around 50% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term.

BP announced a deal with E.ON in July 2001 which will involve BP taking a majority stake in Veba Oil which owns Aral, Germany's biggest fuels retailer. Subject to regulatory approvals, the deal - in the form of a joint venture between BP and Veba Oil's owner E.ON - involves BP taking 51 per cent and operational control of Veba Oil and offers the prospect of full ownership as early as the second quarter of next year. In return, E.ON will receive 51 per cent of Gelsenberg - which holds BP's 25.5 per cent stake in Ruhrgas, Germany's leading gas distributor - plus a balancing cash payment from BP of $1.63 billion, subject to adjustments, and an assumption by BP of $950 million of debt. Terms have also been agreed which could result in BP transferring the remaining Gelsenberg holding and paying a further $340 million for the remainder of Veba Oil.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                      Pro forma
Reconciliation of reported                                                               result
profit (loss) to pro forma result                 Acquisition      Special         adjusted for
adjusted for special items          Reported     amortization(a)     items(b)     special items
                                   ---------     ------------      -------        -------------
                                                           ($ million)
Three months ended June 30, 2001
Exploration and Production             3,441              477            -                3,918
Gas and Power                            173                -            -                  173
Refining and Marketing                 1,477              176          109                1,762
Chemicals                                  9                -            -                    9
Other businesses and corporate          (128)               -            -                 (128)
                                   ---------       ----------    ---------            ---------
Replacement cost operating profit      4,972              653          109                5,734
Interest expense                        (441)               -           50                 (391)
Taxation                              (1,478)               -          (45)              (1,523)
Minority shareholders' interest          (21)               -            -                  (21)
                                   ---------       ----------    ---------            ---------
Replacement cost profit before         3,032              653          114                3,799
  exceptional items                ---------       ==========    =========            ---------
   per ordinary share (cents)          13.51                                              16.92
                                   =========                                          =========


Three months ended June 30, 2000
Exploration and Production             3,019              349          259                3,627
Gas and Power                            114                -            -                  114
Refining and Marketing                 1,183               70          141                1,394
Chemicals                                320                -           50                  370
Other businesses and corporate          (299)               -          150                 (149)
                                   ---------       ----------    ---------            ---------
Replacement cost operating profit      4,337              419          600                5,356
Interest expense                        (403)               -            -                 (403)
Taxation                              (1,148)               -         (158)              (1,306)
Minority shareholders' interest            5              (42)           -                  (37)
                                   ---------       ----------    ---------            ---------
Replacement cost profit before         2,791              377          442                3,610
  exceptional items                ---------       ==========    =========            ---------
   per ordinary share (cents)          12.60                                              16.54
                                   =========                                          =========

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the quarter and half year comprise, in Refining and Marketing, Burmah Castrol integration costs and rationalization costs in the European commercial business, and bond redemption charges.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


                                                                                      Pro forma
Reconciliation of reported                                                               result
profit (loss) to pro forma result                 Acquisition      Special         adjusted for
adjusted for special items          Reported     amortization(a)     items(b)     special items
                                   ---------     ------------      -------        -------------
                                                           ($ million)
Six months ended June 30, 2001
Exploration and Production             8,121              933            -                9,054
Gas and Power                            285                -            -                  285
Refining and Marketing                 2,230              364          162                2,756
Chemicals                                 90                -            -                   90
Other businesses and corporate          (255)               -            -                 (255)
                                   ---------       ----------    ---------            ---------
Replacement cost operating profit     10,471            1,297          162               11,930
Interest expense                        (887)               -           60                 (827)
Taxation                              (3,083)               -          (63)              (3,146)
Minority shareholders' interest          (32)               -            -                  (32)
                                   ---------       ----------    ---------            ---------
Replacement cost profit before         6,469            1,297          159                7,925
  exceptional items                ---------       ==========    =========            ---------
   per ordinary share (cents)          28.80                                              35.28
                                   =========                                          =========


Six months ended June 30, 2000
Exploration and Production             6,222              349         283                 6,854
Gas and Power                            256                -           -                   256
Refining and Marketing                 1,767               70         141                 1,978
Chemicals                                579                -          50                   629
Other businesses and corporate          (526)               -         166                  (360)
                                   ---------       ----------    ---------            ---------
Replacement cost operating profit      8,298              419         640                 9,357
Interest expense                        (699)               -           -                  (699)
Taxation                              (2,068)               -        (168)               (2,236)
Minority shareholders' interest          (63)             (42)          -                  (105)
                                   ---------       ----------    ---------            ---------
Replacement cost profit before         5,468              377         472                 6,317
exceptional items                  ---------       ----------    ---------            ---------
   per ordinary share (cents)          26.38                                              30.47
                                   =========                                          =========

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the quarter and half year comprise, in Refining and Marketing, Burmah Castrol integration costs and rationalization costs in the European commercial business, and bond redemption charges.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OPERATING INFORMATION

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                      471           519       491           550
   Rest of Europe                                           92            88        95            90
   USA                                                     742           705       732           749
   Rest of World                                           580           585       593           550
                                                       -------       -------   -------       -------
Total crude oil and liquids production                   1,885         1,897     1,911         1,939
                                                       =======       =======   =======       =======

Natural gas production (million cubic feet per day)
(net of royalties)
   UK                                                    1,690         1,630     1,920         1,688
   Rest of Europe                                          121            99       144           142
   USA                                                   3,550         3,188     3,509         2,760
   Rest of World                                         3,193         2,777     3,150         2,412
                                                       -------       -------   -------       -------
Total natural gas production                             8,554         7,694     8,723         7,002
                                                       =======       =======   =======       =======

Total production (a)
(thousand barrels of oil equivalent per day),
(net of royalties)
   UK                                                      762           800       822           841
   Rest of Europe                                          113           105       120           114
   USA                                                   1,354         1,255     1,337         1,225
   Rest of World                                         1,131         1,064     1,136           966
                                                       -------       -------   -------       -------
Total production                                         3,360         3,224     3,415         3,146
                                                       =======       =======   =======       =======

Natural gas sales volumes (million cubic feet per day)
   UK                                                    2,481         2,424     2,938         2,396
   Rest of Europe                                          201           148       226           168
   USA                                                   8,516         6,239     8,259         5,512
   Rest of World                                         6,839         5,006     7,121         4,709
                                                       -------       -------   -------       -------
Total natural gas sales volumes (b)                     18,037        13,817    18,544        12,785
                                                       =======       =======   =======       =======

NGL sales volumes (thousand barrels per day)
   UK                                                        -            -          -             -
   Rest of Europe                                            -            -          -             -
   USA                                                     206          129        214           125
   Rest of World                                           171          138        189           184
                                                       -------      -------    -------       -------
Total NGL sales volumes                                    377          267        403           309
                                                       =======      =======    =======       =======

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas and Power, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OPERATING INFORMATION

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                      270           227       265           225
   Rest of Europe                                        1,031           781     1,057           774
   USA                                                   1,954         1,898     1,914         1,624
   Rest of World                                           601           459       590           446
                                                       -------       -------   -------       -------
   Total marketing sales                                 3,856         3,365     3,826         3,069
   Trading/supply sales                                  2,022         2,071     2,090         1,846
                                                       -------       -------   -------       -------
   Total refined product sales                           5,878         5,436     5,916         4,915
Crude oil                                                4,131         6,271     4,307         6,383
                                                       -------       -------   -------       -------
Total oil sales                                         10,009        11,707    10,223        11,298
                                                       =======       =======   =======       =======

Refinery throughputs (thousand barrels per day)
   UK                                                      315           265       313           273
   Rest of Europe                                          623           535       658           528
   USA                                                   1,642         1,853     1,582         1,573
   Rest of World                                           375           368       380           360
                                                       -------       -------   -------       -------
Total throughput                                         2,955         3,021     2,933         2,734
                                                       =======       =======   =======       =======

Chemicals production (thousand tonnes)
   UK                                                      799           658     1,529         1,525
   Rest of Europe                                        1,796         1,692     3,484         3,332
   USA                                                   2,108         2,562     4,365         5,181
   Rest of World                                           618           577     1,320         1,154
                                                       -------       -------   -------       -------
Total production                                         5,321         5,489    10,698        11,192
                                                       =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                 - $m          7,441         7,278    16,558        13,782
  Total replacement cost operating profit  - $m          3,441         3,019     8,121         6,222
  Results included:
  Exploration expense                      - $m             81           168       250           299
  Key Statistics:
  Average prices   :Crude oil (a)          - $/bbl       24.74         24.98     24.77         25.30
  realized by BP
                   :Natural gas            - $/mcf        3.43          2.51      4.21          2.33
  Brent oil price                          - $/bbl       27.39         26.88     26.57         26.89
  West Texas intermediate oil price        - $/bbl       27.88         28.96     28.30         28.91
  Henry Hub gas price (b)                  - $/mmBtu      4.66          3.44      5.86          2.98

---------------

(a)   Crude oil and natural gas liquids
(b)   Henry Hub First of the Month Index


Replacement cost operating profit for the three months and six months ended June 30, 2001 were $3,441 million and $8,121 million respectively. This compares with $3,019 million and $6,222 million for the corresponding periods in 2000. The result in 2001 and from April 14, 2000, includes a contribution from ARCO and is after charging depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $477 million for the three months and $933 million for the six months ended June 30, 2001. For the equivalent periods in 2000, the amounts were $349 million in each period. The anticipated ARCO cost savings have been fully achieved.

Total hydrocarbon production for the quarter was up 4% on the second quarter of 2000, with natural gas volumes up by 11% and oil production stable. Even on a consistent current portfolio basis, the increase was 2%. This continues the recent quarterly achievement of a continuously improving growth rate. For the first six months of 2001, the total production was up 9% and on a consistent current portfolio basis the increase was 1%. During the second quarter of 2001, production started up at the Nile and Mica fields in the Gulf of Mexico. In July the Tambar field in Norway started production.

Capital expenditure during the quarter was $2.4 billion, up 57% on the same quarter in 2000 and $4.3 billion for the half year, up 78% on a year ago. The Kizomba development in Angola was approved by BP along with developments for an NGL plant in Egypt and the Milne Point extension project in Alaska. In July, the Valhall flank development offshore Norway, the Azeri Chirag Gunashli phase one development in Azerbaijan and the Atlas Methanol Plant in Trinidad were approved by BP.

During the quarter, there was a natural gas discovery at Cashima (BP 100% and operator) offshore Trinidad. Cashima 1 is the first of four exploratory wells planned for 2001 offshore Trinidad. There were also discoveries in Egypt and in the Gulf of Mexico. In the quarter, BP (67% and operator) successfully bid for one block in the UK Continental Shelf 19th round, adjacent to the block won in the Faeroes in 2000. In addition, BP signed an agreement to take a 25% interest in Saudi Arabia's largest gas development, the Core Venture 1 project.

In June, BP announced the sale of its 9.5% stake in the Kashagan discovery offshore Kazakhstan. Shortly after the quarter end, BP acquired a further 9.7% stake in the Tangguh LNG project in Indonesia. This increases BP's share of the project to around 50%.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

GAS AND POWER

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                   - $m       10,435         3,724    22,515         6,979
  Total replacement cost operating profit    - $m          173           114       285           256

On January 1, 2001, the natural gas liquids (NGL) business located in North America was moved to Gas and Power from Refining and Marketing. Comparative information has been restated.

The increase in turnover for the second quarter and half year of 2001 is mainly due to higher marketing sales and increased trading activity. The replacement cost operating profit for the second quarter of 2001 was $173 million compared with $114 million a year ago. The result reflects improved marketing and trading performance partly offset by pressure on NGL margins. Profit for the first six months of 2001 was $285 million, up $29 million on the same period in 2000, reflecting the above factors and, in addition, growth in natural gas sales in the first quarter contributed to the result.

During the quarter, Heads of Agreement were signed for the development of China's first liquefied natural gas (LNG) import terminal at Guangdong. BP also submitted an initial investment proposal on behalf of a consortium to develop a 4,200 kilometre west-east pipeline.

Agreement has been reached with Statoil to purchase 1.6 billion cubic metres of gas per annum for 15 years with effect from October 1, 2001. This is the first significant contract for gas supplies to the UK from the Norwegian continental shelf since the Frigg contract in 1977. In North America BP announced an agreement in principle for a strategic alliance with the Energy East Corporation, enabling the two parties to pool their combined expertise in natural gas acquisition and supply management.

In the USA, BP increased its stake in Green Mountain Energy Company, a leading marketer of cleaner and renewable energy, from 18.5% to 22.9%. The original equity stake was acquired during 2000.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

REFINING AND MARKETING

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                     - $m     34,257        24,168    62,780        43,864
  Total replacement cost operating profit      - $m      1,477         1,183     2,230         1,767
  Global Indicator Refining Margin (a)         - $/bbl    5.78          4.69      5.02          3.56

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.


The turnover increases in the second quarter and half year mainly reflect the inclusion of ARCO for the whole of the six months in 2001, compared to around three months in 2000, the acquisition of Burmah Castrol on July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000. The replacement cost operating profit for the three months and six months ended June 30, 2001 was $1,477 million and $2,230 million respectively. This compares with $1,183 million and $1,767 million for the same periods in 2000. The results include acquisition amortization of $176 million for the three months and $364 million for the six months ended June 30, 2001 and $70 million for both the three months and half year ended June 30, 2000. Special items for the three months and six months ended June 30, 2001 were $109 million and $162 million respectively. For the second quarter this comprised $35 million of costs arising from Burmah Castrol integration activities and $74 million relating to rationalization costs in the European commercial business. For the six months ended June 30, 2001, special items include $76 million relating to Burmah Castrol integration and $86 million relating to the European commercial business. The main drivers of the improvement in both periods were higher refining margins, the impact of consolidation of the fuels business in Europe, the Burmah Castrol acquisition and unit cost reductions. The anticipated ARCO cost savings have been fully achieved and cost savings expected as a result of the Burmah Castrol acquisition are on track. US refining margins were particularly strong for some of the second quarter of 2001 due to tight supply in the Midwest and on the West Coast.


Marketing sales in the second quarter increased by 15% versus a year ago reflecting consolidation of the European fuels business (the six months ended June 30, 2001 showed a 25% increase over the same period in 2000); this factor, together with the roll-out of BP Connect stores, led to an increase in store sales of 17%, the increase in marketing sales was offset in part by reduced commercial volumes resulting from the end of the heating season in the northern hemisphere. The roll-out of BP Connect continued during the quarter with over 155 BP Connect stores now open in the UK, USA, Australia and New Zealand. BP's leadership position in clean fuels continues to grow with BP now providing clean fuels to 72 cities.

In July BP announced that, subject to regulatory approval, it is to acquire a majority stake in Veba Oil which owns Aral, Germany's biggest fuels retailer.

Also in July BP announced that it had reached an agreement with Tesoro Petroleum Corporation to sell the Mandan, North Dakota and Salt Lake City, Utah refineries in the USA, with associated storage, pipeline, distribution and gasoline marketing operations, for $677 million, excluding working capital. The agreement is subject to regulatory approval.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

CHEMICALS

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                     - $m      3,073         2,914     5,762         5,695
  Total replacement cost operating profit      - $m          9           320        90           579
  Chemicals Indicator Margin (a)               - $/te      103(b)        132       104(b)        123

---------------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover BP's entire portfolio, it includes a broader range of products than BP's previous indicator. Among the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(b) Provisional. The data for the quarter and half year is based on two and five months' actual data respectively and one month of provisional data.

Chemicals' replacement cost operating profit for the three months and six months ended June 30, 2001 was $9 million and $90 million respectively. For the corresponding periods in 2000 the replacement cost operating profit was $320 million and $579 million, with special charges of $50 million in each period. The second quarter and first half 2001 results were sharply down on a year ago, reflecting the severe deterioration in the trading environment. The results for the second quarter and half year 2001 include $19 million and $40 million respectively for restructuring costs.

The first six months of 2001 saw polymer margins and costs under pressure from high feedstock and energy prices in a period of demand weakness. This was exacerbated by operational problems at three crackers which have since been resolved.

Production in the second quarter benefited from full ownership of Erdolchemie from May 1, 2001, but was adversely impacted by the cracker problems at Grangemouth in Scotland, Lavera in France and Chocolate Bayou in Texas, USA. In aggregate, second quarter production of 5,321 ktes was similar to the previous quarter and 3% below the same quarter in 2000. First half 2001 volumes were 4% down on the first half of 2000.

In response to the trading environment, actions are underway to improve returns by focusing the portfolio, reducing capital expenditure and implementing additional cost reductions.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                  - $m           194            51       363            92
  Replacement cost operating profit         - $m          (128)         (299)     (255)         (526)

Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal asset and aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

Replacement cost operating loss for the three months and six months ended June 30, 2001 was $128 million and $255 million respectively. This compares with $299 million and $526 million for the corresponding periods in 2000. There were special items of $150 million for the three months and $166 million for the six months ended June 30, 2000 in respect of ARCO integration costs and rationalization costs post the BP Amoco merger. There were no special items for the three months and six months ended June 30, 2001.


BP Solar production for the half year was 26% higher than a year ago. A total of 25 megawatts of solar panel generating capacity was sold in the first half of 2001.


EXCEPTIONAL ITEMS

                                                          Three months ended       Six months ended
                                                                June 30                June 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Profit (loss) on sale of fixed assets and    - $m        171           161       389             4
  businesses and termination of operations
  Taxation credit (charge)                     - $m        (72)         (141)     (185)         (108)
                                                       -------       -------   -------        ------
  Exceptional items after taxation             - $m         99            20       204          (104)
                                                       -------       -------   -------        ------

Exceptional items for the second quarter of 2001 include the profit on sale of the Kashagan discovery in Kazakhstan and loss on the sale of the Carbon Fibers business in the USA. In addition, exceptional items for the half year include the profit on sale of the Alliance Refinery pipeline system.

OUTLOOK

BP believes the oil market remains essentially balanced. Oil prices have fallen from their peaks, but OPEC production cuts earlier in the year have prevented oversupply. Oil consumption is expected to recover seasonally in the coming months. OPEC's actions in regard to supply may support prices within its current target price range. US natural gas prices have fallen sharply in the face of seasonally lower demand and increasing supply, with rapid stock building. Prices have returned to levels close to parity with fuel oil. Refining margins have experienced volatility as product inventories have recovered and margins are likely to settle at levels somewhat lower than recent historic highs. Retail margins have recently risen but are likely to soften owing to competitive pressure. Chemicals margins remain depressed as a result of weak demand and excess capacity.

BP's focus is now on delivering profitable organic growth, while taking advantage of any structural opportunities that the market presents. We will continue our particular focus on cost and investment discipline to enable these plans to be realized within our financial framework. In the chemicals business, we are responding to the current trading environment by reducing capital investment in petrochemicals and implementing additional cost reductions.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular the statements under `Outlook', with regard to trends in the trading environment, oil and gas prices, refining, marketing, NGL and chemicals margins, inventory and product stock levels, supply capacity, profitability, results of operation, liquidity or financial position and statements regarding our targets are all forward-looking in nature. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts for 2000 and in the Annual Report on Form 20-F for 2000 filed with the US Securities and Exchange Commission.

2001 DIVIDENDS

On August 7, 2001, BP p.l.c.  announced a second quarterly  dividend for 2001 of
5.5 cents per ordinary share of 25 cents (ordinary shares), representing $0.33 per American Depositary Share (ADS) amounting to $1,236 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was August 17, 2001, with payment to be made on September 10, 2001.

The dividend payable on September 10, 2001 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.037) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.330, a gross dividend for tax purposes of $0.367 and a potential tax credit of $0.037 per ADS.

There is a Dividend Reinvestment Plan whereby holders of ordinary shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities. A dividend reinvestment facility is, however, available for holders of ADSs through the Direct Access Plan of Morgan Guaranty Trust Company of New York. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on September 10, 2001.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                ($ million, except per share amounts)
Turnover - Note 2                                          48,689        39,027    94,389        72,118
Less: joint ventures                                          280         5,869       568        11,249
                                                          -------        ------   -------       -------
Group turnover                                             48,409        33,158    93,821        60,869

Replacement cost of sales                                  40,490        27,158    77,450        49,324
Production taxes - Note 3                                     433           488     1,016           986
                                                          -------        ------   -------       -------
Gross profit                                                7,486         5,512    15,355        10,559
Distribution and administration expenses                    2,827         1,815     5,554         3,194
Exploration expense - Note 4                                   81           168       250           299
                                                          -------        ------   -------       -------
                                                            4,578         3,529     9,551         7,066
Other income                                                  112           354       307           438
                                                          -------        ------   -------       -------
Group replacement cost operating profit                     4,690         3,883     9,858         7,504
Share of profits of joint ventures                            125           286       227           455
Share of profits of associated undertakings                   157           168       386           339
                                                          -------        ------   -------       -------
Total replacement cost operating profit - Notes 5 & 6       4,972         4,337    10,471         8,298
Profit (loss) on sale of fixed assets and businesses
and termination of operations - Note 7                        171           161       389             4
                                                          -------        ------   -------       -------
Replacement cost profit before interest and tax - Note 5    5,143         4,498    10,860         8,302
Inventory holding gains (losses) - Note 8                      40           213      (198)          745
                                                          -------        ------   -------       -------
Historical cost profit before interest and tax              5,183         4,711    10,662         9,047
Interest expense - Note 9                                     441           403       887           699
                                                          -------        ------   -------       -------
Profit before taxation                                      4,742         4,308     9,775         8,348
Taxation - Note 10                                          1,550         1,289     3,268         2,176
                                                          -------        ------   -------       -------
Profit after taxation                                       3,192         3,019     6,507         6,172
Minority shareholders' interest                                21            (5)       32            63
                                                          -------        ------   -------       -------
Profit for the period                                       3,171         3,024     6,475         6,109
                                                          =======        ======   =======       =======
Earnings per ordinary share - cents (a)
   Basic                                                    14.12         13.59     28.82         29.47
   Diluted                                                  14.04         13.49     28.65         29.26
                                                          -------        ------   -------       -------
Earnings per American depositary share - cents (a)
   Basic                                                    84.72         81.54    172.92        176.82
   Diluted                                                  84.24         80.94    171.90        175.56
                                                          -------        ------   -------       -------

Average number of outstanding ordinary shares (millions)   22,448        22,030    22,461        20,728
                                                          =======        ======   =======       =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                                  June 30, 2001               December 31, 2000
                                                   (Unaudited)
                                                                 ($ million)
Fixed assets
  Intangible assets                                      15,844                          16,893
  Tangible assets                                        75,704                          75,173
  Investments                                            11,144                          11,753
                                                       --------                        --------
                                                        102,692                         103,819
Current assets
  Business held for resale                          666                             636
  Inventories                                     9,066                           9,234
  Receivables                                    29,983                          28,418
  Investments                                       563                             661
  Cash at bank and in hand                        1,103                           1,170
                                               --------                        --------
                                                 41,381                          40,119
                                               --------                        --------

Current liabilities - falling due within one year
  Finance debt                                    6,303                           6,418
  Accounts payable and accrued liabilities       30,932                          30,729
                                               --------                        --------
                                                 37,235                          37,147
                                               --------                        --------
Net current assets                                        4,146                            2,972
                                                       --------                         --------
Total assets less current liabilities                   106,838                          106,791

Noncurrent liabilities
  Finance debt                                  14,195                           14,772
  Accounts payable and accrued liabilities       4,316                            5,223
  Provisions for liabilities and charges        12,597                           12,795
                                              --------                         --------
                                                         31,108                           32,790
                                                       --------                         --------
Net assets                                               75,730                           74,001
Minority shareholders' interest                             630                              585
                                                       --------                         --------
BP shareholders' interest (a) - Note 14                  75,100                           73,416
                                                       ========                         ========

Represented by:
Capital shares
  Preference                                                 21                               21
  Ordinary                                                5,620                            5,632
Paid-in surplus                                           3,934                            3,770
Merger reserve                                           26,996                           26,869
Retained earnings                                        38,319                           36,668
Other reserves                                              210                              456
                                                       --------                         --------
                                                         75,100                           73,416
                                                       ========                         ========

---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
Net cash inflow from operating activities                   5,076         5,269    11,816         8,033
                                                          -------       -------   -------       -------
Dividends from joint ventures                                  54           332        66           527
                                                          -------       -------   -------       -------
Dividends from associated undertakings                        159           143       269           174
                                                          -------       -------   -------       -------
Servicing of finance and returns on investments
Interest received                                              59           114       150           149
Interest paid                                                (384)         (344)     (745)         (568)
Dividends received                                             30             2        38             3
Dividends paid to minority shareholders                        (5)           (6)       (5)           (8)
                                                          -------       -------   -------       -------
Net cash outflow from servicing of finance
and returns on investments                                   (300)         (234)     (562)         (424)
                                                          -------       -------   -------       -------
Taxation
UK corporation tax                                           (169)          (64)     (373)         (264)
Overseas tax                                               (2,213)         (889)   (2,148)       (1,226)
                                                          -------       -------   -------       -------
Tax paid                                                   (2,382)         (953)   (2,521)       (1,490)
                                                          -------       -------   -------       -------

Capital expenditure
Payments for fixed assets                                  (3,016)       (2,765)   (5,593)       (4,186)
Proceeds from the sale of fixed assets                        232           182       926           588
                                                          -------       -------   -------       -------
Net cash outflow for capital expenditure                   (2,784)       (2,583)   (4,667)       (3,598)
                                                          -------       -------   -------       -------
Acquisitions and disposals
Investments in associated undertakings                       (148)         (244)     (268)         (441)
Acquisitions                                                 (560)        1,260      (560)          391
Net investment in joint ventures                              (72)         (121)     (133)         (123)
Proceeds from the sale of businesses                            -         6,800         -         6,825
                                                          -------       -------   -------       -------
Net cash outflow for acquisitions and disposals              (780)        7,695      (961)        6,652
                                                          -------       -------   -------       -------
Equity dividends paid                                      (1,179)       (1,133)   (2,360)       (2,104)
                                                          -------       -------   -------       -------
Net cash inflow (outflow)                                  (2,136)        8,536     1,080         7,770
                                                          =======       =======   =======       =======

Financing                                                  (1,669)        3,327     1,197         3,404
Management of liquid resources                               (404)        2,345      (102)        2,365
Increase (decrease) in cash                                   (63)        2,864       (15)        2,001
                                                          -------       -------   -------       -------
                                                           (2,136)        8,536     1,080         7,770
                                                          =======       =======   =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - continued

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities
Historical cost profit before interest and tax              5,183         4,711    10,662        9,047
Depreciation and amounts provided                           2,103         1,933     4,243        3,128
Exploration expenditure written off                            22            74       130          140
Share of profits of joint ventures and
  associated undertakings                                    (282)         (557)     (613)      (1,010)
Interest and other income                                    (127)         (113)     (230)        (160)
(Profit) loss on sale of fixed assets and businesses         (171)         (153)     (389)          18
Charge for provisions                                         541           282       706          437
Utilization of provisions                                    (329)         (129)     (635)        (333)
Decrease (increase) in stocks                                (371)         (611)      (13)        (866)
Increase in debtors                                          (399)       (2,446)   (1,468)      (3,586)
Increase (decrease) in creditors                           (1,094)        2,278      (577)       1,218
                                                          -------       -------   -------      -------
Net cash inflow from operating activities                   5,076         5,269    11,816        8,033
                                                          =======       =======   =======      =======

Financing
Long-term borrowing                                          (505)       (1,140)   (1,022)      (1,452)
Repayments of long-term borrowing                           1,034           418     1,180          511
Short-term borrowing                                       (2,589)          (80)   (2,750)        (703)
Repayments of short-term borrowing                            172         3,113     3,127        4,063
                                                          -------       -------   -------      -------
                                                           (1,888)        2,311       535        2,419

Issue of ordinary share capital                               (64)         (108)     (120)        (139)
Repurchase of share capital                                   283           829       782          829
Stamp duty reserve tax                                          -           295         -          295
                                                          -------       -------   -------      -------
Net cash outflow from financing                            (1,669)        3,327     1,197        3,404
                                                          =======       =======   =======      =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 15.

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
By business

Exploration and Production
   UK                                                         289           277      457           440
   Rest of Europe                                              86            36      151            60
   USA                                                      1,243           819    2,170         1,200
   Rest of World                                              805           410    1,511           705
                                                          -------       -------   -------      -------
                                                            2,423         1,542    4,289         2,405
                                                          -------       -------   -------      -------
Gas and Power
   UK (a)                                                       6            28       14            30
   Rest of Europe                                              12             1       21             2
   USA (a)                                                     29            30       37            31
   Rest of World                                                4            12        4            21
                                                          -------       -------   -------      -------
                                                               51            71       76            84
                                                          -------       -------   -------      -------
Refining and Marketing
   UK (b)                                                      67            29      178           918
   Rest of Europe                                             114            65      161           109
   USA                                                        227           334      407           410
   Rest of World                                               79            76      111           163
                                                          -------       -------   -------      -------
                                                              487           504      857         1,600
                                                          -------       -------   -------      -------
Chemicals
   UK                                                          63           136      129           288
   Rest of Europe (c)                                         538            34      554            67
   USA                                                         96            52      174            91
   Rest of World                                               69            58      125           325
                                                          -------       -------   -------      -------
                                                              766           280      982           771
                                                          -------       -------   -------      -------

Other businesses and corporate (d)                             69           647      129           700
                                                          -------       -------   -------      -------
                                                            3,796         3,044    6,333         5,560
                                                          =======       =======   =======      =======
By geographical area
   UK                                                         448           499      842         1,747
   Rest of Europe                                             758           138      897           244
   USA                                                      1,628         1,273    2,838         1,770
   Rest of World                                              962         1,134    1,756         1,799
                                                          -------       -------   -------      -------
                                                            3,796         3,044    6,333         5,560
                                                          =======       =======   =======      =======

---------------

(a) 2Q and first half 2001 and 2000 included investment in Green Mountain Energy Company. 2Q and first half 2000 included investment in Great Yarmouth Power Station.
(b) First half 2000 included $869 million for the purchase of some 19.5% of Burmah Castrol's issued share capital.
(c) 2Q and first half 2001 included the acquisition of Bayer's 50% interest in Erdolchemie.
(d) 2Q and first half 2000 included $578 million for the acquisition of a 2.2% interest in PetroChina.

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
Average oil realizations (a) - $/bbl
   UK                                                       26.58        26.24      25.78         26.23
   USA                                                      23.58        23.77      24.18         24.18
   Rest of World                                            23.93        24.64      23.72         25.41
   BP average                                               24.74        24.98      24.77         25.30

   Brent oil price                                          27.39        26.88      26.57         26.89
   West Texas Intermediate oil price                        27.88        28.96      28.30         28.91

Average natural gas realizations - $/mcf
   UK                                                        2.85         1.99       3.23          2.12
   USA                                                       4.35         3.01       5.73          2.73
   Rest of World                                             2.58         2.20       2.97          2.00
   BP average                                                3.43         2.51       4.21          2.33

Henry Hub gas price (b) ($/mcf)                              4.66         3.44       5.86          2.98

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                          3.35         4.26       2.85          3.16
   US Gulf Coast                                             7.71         5.22       7.21          3.95
   US West Coast                                             9.11         6.00      10.02          6.17
   Singapore                                                 0.96         0.63       0.83          1.53
   BP average                                                5.78         4.69       5.02          3.56

Chemicals Indicator Margin (d) - $/te                         103(e)       132        104(e)        123

---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. While it does not cover our entire portfolio, it includes a broader range of products than our previous indicator. Among the products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses.

(e) Provisional. The data for the second quarter is based on two months' actual and one month of provisional data.


US dollar/sterling exchange rates

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
Average rates for the period                                 1.42          1.53      1.44          1.57
Period-end rates                                             1.41          1.52      1.41          1.52
                                                          =======       =======    ======       =======

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
Special items

   Exploration and Production
   UK                                                           -            70         -            70
   Rest of Europe                                               -             -         -             -
   USA                                                          -           152         -           152
   Rest of World                                                -            37         -            61
                                                           -------       -------   -------       -------
                                                                -           259         -           283
                                                          -------       -------   -------       -------
   Gas and Power
   UK                                                           -             -         -             -
   Rest of Europe                                               -             -         -             -
   USA                                                          -             -         -             -
   Rest of World                                                -             -         -             -
                                                          -------       -------   -------       -------
                                                                -             -         -             -
                                                          -------       -------   -------       -------
   Refining and Marketing
   UK                                                          28             -        43             -
   Rest of Europe                                              64            29        90            29
   USA                                                          4           112         8           112
   Rest of World                                               13             -        21             -
                                                          -------       -------   -------       -------
                                                              109           141       162           141
                                                          -------       -------   -------       -------
   Chemicals
   UK                                                           -             3         -             3
   Rest of Europe                                               -             1         -             1
   USA                                                          -            46         -            46
   Rest of World                                                -             -         -             -
                                                          -------       -------   -------       -------
                                                                -            50         -            50
                                                          -------       -------   -------       -------
   Other businesses and corporate
   UK                                                           -            19         -            19
   Rest of Europe                                               -             -         -             -
   USA                                                          -           131         -           147
   Rest of World                                                -             -         -             -
                                                          -------       -------   -------       -------
                                                                -           150         -           166
                                                          -------       -------   -------       -------
   Total special items before interest                        109           600       162           640
   Interest - bond redemption charges                          50             -        60             -
                                                          -------       -------   -------       -------
   Total                                                      159           600       222           640
                                                          =======       =======   =======       =======

Acquisition amortization

   Exploration and Production
   UK                                                          39            26        68            26
   USA                                                        406           313       798           313
   Rest of World                                               32            10        67            10
                                                          -------       -------   -------       -------
                                                              477           349       933           349
                                                          -------       -------   -------       -------
   Refining and Marketing
   UK                                                          98             -       202             -
   USA                                                         78            70       162            70
                                                          -------       -------   -------       -------
                                                              176            70       364            70
                                                          =======       =======   =======       =======
   Total                                                      653           419     1,297           419
                                                          =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
2. Turnover
   By business
   Exploration and Production                               7,441         7,278    16,558         13,782
   Gas and Power                                           10,435         3,724    22,515          6,979
   Refining and Marketing                                  34,257        24,168    62,780         43,864
   Chemicals                                                3,073         2,914     5,762          5,695
   Other businesses and corporate                             194            51       363             92
                                                          -------       -------  --------       --------
                                                           55,400        38,135   107,978         70,412
   Less: sales between businesses                           6,991         4,977    14,157          9,543
                                                          -------       -------  --------       --------
   Group excluding joint ventures                          48,409        33,158    93,821         60,869
   Sales of joint ventures                                    280         5,869       568         11,249
                                                          -------       -------  --------       --------
                                                           48,689        39,027    94,389         72,118
                                                          =======       =======  ========       ========
   By geographical area
   UK                                                      11,974        11,112    23,914         21,462
   Rest of Europe                                          10,043         1,859    19,018          3,733
   USA                                                     24,791        17,575    47,282         30,548
   Rest of World                                            8,929         6,977    18,620         13,337
                                                          -------       -------  --------       --------
                                                           55,737        37,523   108,834         69,080
   Less: Sales between areas                                7,328         4,365    15,013          8,211
                                                          -------       -------  --------       --------
   Group excluding joint ventures                          48,409        33,158    93,821         60,869
                                                          =======       =======  ========       ========
   Sales of joint ventures
   UK                                                           -         1,414         -          2,774
   Rest of Europe                                               -         5,358         -         10,365
   USA                                                        100           159       187            159
   Rest of World                                              180           128       381            249
                                                          -------       -------  --------       --------
                                                              280         7,059       568         13,547
   Less: sales between areas                                    -         1,190         -          2,298
                                                          -------       -------  --------       --------
                                                              280         5,869       568         11,249
                                                          =======       =======  ========       ========
3. Production taxes
   UK petroleum revenue tax                                   135           184       373            374
   Overseas production taxes                                  298           304       643            612
                                                          -------       -------  --------       --------
                                                              433           488     1,016            986
                                                          =======       =======  ========       ========
4. Exploration expense
   Exploration and Production
      UK                                                        -            15         4             23
      Rest of Europe                                            3             8         5             12
      USA                                                      40            90       133            125
      Rest of World                                            38            55       108            139
                                                          -------       -------  --------       --------
                                                               81          168        250            299
                                                          =======       =======  ========       ========


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

5.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2000.

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
6. Total replacement cost operating profit
   By business
   Exploration and Production
   UK                                                         970           876     2,124         1,964
   Rest of Europe                                             190           185       416           373
   USA                                                      1,214           998     3,339         2,189
   Rest of World                                            1,067           960     2,242         1,696
                                                          -------       -------   -------       -------
                                                            3,441         3,019     8,121         6,222
                                                          -------       -------   -------       -------
   Gas and Power
   UK                                                          39             4        51            (1)
   Rest of Europe                                              34            11        96            66
   USA                                                         96            47       131            61
   Rest of World                                                4            52         7           130
                                                          -------       -------   -------       -------
                                                              173           114       285           256
                                                          -------       -------   -------       -------
   Refining and Marketing
   UK                                                        (116)          148      (227)          181
   Rest of Europe                                             177           130       313           166
   USA                                                      1,275           814     1,882         1,223
   Rest of World                                              141            91       262           197
                                                          -------       -------   -------       -------
                                                            1,477         1,183     2,230         1,767
                                                          -------       -------   -------       -------
   Chemicals
   UK                                                         (33)          (33)      (83)          (64)
   Rest of Europe                                              19           118        99           196
   USA                                                         (1)          196        12           364
   Rest of World                                               24            39        62            83
                                                          -------       -------   -------       -------
                                                                9           320        90           579
                                                          -------       -------   -------       -------
   Other businesses and corporate                            (128)         (299)     (255)         (526)
                                                          -------       -------   -------       -------
                                                            4,972         4,337    10,471         8,298
                                                          =======        =======  =======       =======
   By geographical area
   UK                                                         814           966     1,741         1,940
   Rest of Europe                                             429           461       914           827
   USA                                                      2,512         1,762     5,224         3,414
   Rest of World                                            1,217         1,148     2,592         2,117
                                                          -------       -------   -------       -------
                                                            4,972         4,337    10,471         8,298
                                                          =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
7. Analysis of exceptional items
   Profit (loss) on sale of fixed assets and
   businesses and termination of operations
   Exploration and Production                                 319           168       277           206
   Gas and Power                                                -             -        (1)            -
   Refining and Marketing                                     (59)            5       206            24
   Chemicals                                                  (80)            -       (86)         (210)
   Other businesses and corporate                              (9)          (12)       (7)          (16)
                                                          -------       -------   -------       -------
   Exceptional items before taxation                          171           161       389             4
   Taxation charge                                            (72)         (141)     (185)         (108)
                                                          -------       -------   -------       -------
   Exceptional items after taxation                            99            20       204          (104)
                                                          =======       =======   =======       =======

8. Inventory holding gains (losses)
   Exploration and Production                                  (9)            1         -             2
   Gas and Power                                              (33)           17       (44)           22
   Refining and Marketing                                      99           153      (144)          616
   Chemicals                                                  (17)           42       (10)          105
                                                          -------       -------   -------       -------
                                                               40           213      (198)          745
                                                          =======       =======   =======       =======

9. Interest expense
   Group interest payable (a)                                 363           341       730           572
   Capitalized                                                (21)          (36)      (55)          (51)
                                                          -------       -------   -------       -------
                                                              342           305       675           521
   Joint ventures                                              13            21        33            35
   Associated undertakings                                     36            32        76            62
   Unwinding of discount on provisions                         50            45       103            81
                                                          -------       -------   -------       -------
                                                              441           403       887           699
                                                          =======       =======   =======       =======

     ----------------

     (a) Interest expense includes charges of $10 million and $50 million for the first and second quarters of 2001 respectively and $60 million for the six months ended June 30, 2001 relating to the early redemption of debt.

10.Charge for taxation
   United Kingdom                                             250           287       522          604
   Overseas                                                 1,300         1,002     2,746        1,572
                                                          -------       -------   -------      -------
                                                            1,550         1,289     3,268        2,176
                                                          =======       =======   =======      =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
11. Return on average capital employed (ROACE)

    Replacement cost basis
    RC profit before exceptional items                      3,032         2,791     6,469         5,468
    Interest                                                  441           403       887           699
    Minority shareholders' interest                            21            (5)       32            63
                                                          -------       -------   -------       -------
                                                            3,494         3,189     7,388         6,230
                                                          =======       =======   =======       =======
    Average Capital Employed                               94,862        94,599    95,710           n/a
    ROACE                                                   14.7%         13.5%     15.4%           n/a
                                                          -------       -------   -------       -------

    Acquisitions and special items adjustments
    Acquisition amortization                                  653           419     1,297           419
    Special items (post tax)                                   78           442       115           472
    Average Capital Employed                               20,305        18,028    20,627           n/a
    ROACE - Pro forma basis                                 22.7%         21.2%     23.4%           n/a
                                                          -------       -------   -------       -------

    Historical cost basis
    Historical cost profit after exceptional items          3,171         3,024     6,475         6,109
    Interest                                                  441           403       887           699
    Minority shareholders' interest                            21            (5)       32            63
                                                          -------       -------   -------       -------
                                                            3,633         3,422     7,394         6,871
                                                          =======       =======   =======       =======

   ROACE                                                    15.3%         14.5%     15.5%           n/a
                                                          =======       =======   =======       =======

12. Analysis of changes in net debt
    Opening balance
    Finance debt                                           18,788        14,357    21,190        14,544
    Less: Cash                                              1,188           462     1,170         1,331
          Current asset investments                           959           274       661           220
                                                          -------       -------   -------       -------
    Opening net debt                                       16,641        13,621    19,359        12,993
                                                          -------       -------   -------       -------
    Closing balance
    Finance debt                                           20,498        19,187    20,498        19,187
    Less: Cash                                              1,103         3,313     1,103         3,313
          Current asset investments                           563         2,616       563         2,616
                                                          -------       -------   -------       -------
    Closing net debt                                       18,832        13,258    18,832        13,258
                                                          -------       -------   -------       -------
    Decrease (increase) in net debt                        (2,191)          363       527          (265)
                                                          =======       =======   =======       =======

    Movement in cash/bank overdrafts                          (63)        2,864       (15)        2,001
    (Decrease) increase in current asset investments         (404)        2,345      (102)        2,365
    Net cash (inflow) outflow from financing
   (excluding share capital)                               (1,888)        2,311       535         2,419
    Other movements                                            51           (49)       82             7
    Debt acquired                                             (47)       (7,123)      (47)       (7,123)
                                                          -------       -------   -------       -------
    Movements in net debt before exchange effects          (2,351)          348       453          (331)
    Exchange adjustments                                      160            15        74            66
                                                          -------       -------   -------       -------
    Decrease (increase) in net debt                        (2,191)          363       527          (265)
                                                          =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
 13. Net debt ratio - net debt: net debt + equity
     Gross debt                                            20,498        19,187    20,498        19,187
     Cash and current asset investments                     1,666         5,929     1,666         5,929
                                                          -------       -------   -------       -------
    Net debt                                               18,832        13,258    18,832        13,258
    Equity                                                 75,730        74,128    75,730        74,128
                                                          -------       -------   -------       -------
    Net debt ratio                                            20%           15%       20%           15%
    Acquisition adjustment (a)                             19,978        17,920    19,978        17,920
                                                          -------       -------   -------       -------
    Net debt ratio - pro forma basis (b)                      25%           19%       25%           19%
                                                          =======       =======   =======       =======

   ---------------

     (a)  Acquisition   adjustment   refers  to  the  fixed  asset   revaluation
          adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

     (b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.


 14. Movement in BP shareholders' interest                   $ million
                                                            (Unaudited)

     Balance at December 31, 2000                               73,416

     Profit for the period                                       6,475
     Distribution to shareholders                               (2,414)
     Currency translation differences                           (1,599)
     Employee share schemes                                        120
     Share buyback                                                (782)
     Redemption of ARCO preference shares                         (116)
                                                               -------
     Balance at June 30, 2001                                   75,100
                                                               =======

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


Profit for the period                                        Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
   Profit as reported in the consolidated
     statement of income                                    3,171         3,024    6,475          6,109

   Adjustments:
   Depreciation charge                                       (315)         (101)    (579)          (120)
   Decommissioning and environmental expense                  (79)          (98)    (184)          (166)
   Onerous property leases                                    (27)           (5)     (34)           (12)
   Derivative financial instruments                           (47)            -     (199)             -
   Interest expense                                            50            45      103             81
   Deferred taxation                                          (15)         (199)     (53)          (713)
   Other                                                        5            16       10             31
                                                          -------       -------   -------       -------
                                                             (428)         (342)    (936)          (899)
                                                          -------       -------   -------       -------
   Profit for the period  before  cumulative effect
     of accounting change as adjusted to accord
     with US GAAP                                           2,743         2,682    5,539          5,210

   Cumulative effect of accounting change:
      Derivative financial instruments                          -             -      (18)             -
                                                          -------       -------   -------       -------
   Profit for the period as adjusted to
      accord with US GAAP                                   2,743         2,682    5,521          5,210
                                                          =======       =======   =======       =======

   Profit for the period as adjusted:
   Per ordinary share - cents
      Basic - before cumulative effect of
        accounting change                                   12.22         12.17    24.66          25.14
      Cumulative effect of accounting change                    -          -       (0.08)             -
                                                          -------       -------   -------       -------
                                                            12.22         12.17    24.58          25.14
                                                          -------       -------   -------       -------

      Diluted - before cumulative effect
         of accounting change                               12.15         12.08    24.51          24.95
      Cumulative effect of accounting change                    -             -    (0.08)             -
                                                          -------       -------   -------       -------
                                                            12.15         12.08    24.43          24.95
                                                          -------       -------   -------       -------

   Per American Depositary Share - cents (a)
      Basic - before cumulative effect of
         accounting change                                  73.32         73.02   147.96         150.84
      Cumulative effect of accounting change                    -             -    (0.48)             -
                                                          -------       -------   -------       -------
                                                            73.32         73.02   147.48         150.84
                                                          -------       -------   -------       -------

      Diluted - before cumulative effect of
         accounting change                                  72.90         72.48   147.06         149.70
      Cumulative effect of accounting change                    -             -    (0.48)             -
                                                          -------       -------   -------       -------
                                                            72.90         72.48   146.58         149.70
                                                          -------       -------   -------       -------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued


   BP shareholders' interest                               June 30, 2001      December 31, 2000 (b)
                                                             (Unaudited)
                                                           -------------      --------------------
                                                                       ($ million)
  BP shareholders' interest as reported
   in the consolidated balance sheet                             75,100                  73,416

   Adjustments:
     Fixed assets                                                 8,218                   8,777
     Ordinary shares held for future awards to employees           (312)                   (360)
     Sale and leaseback of Chicago office building                 (413)                   (413)
     Decommissioning and environmental provisions                (1,132)                   (921)
     Onerous property leases                                         74                     105
     Derivative financial instruments                              (203)                      -
     Deferred taxation                                          (15,880)                (15,843)
     Quarterly dividend                                           1,236                   1,178
     Pension liability adjustment                                  (145)                   (145)
     Other                                                         (111)                   (128)
                                                                -------                 -------
                                                                 (8,668)                 (7,750)
                                                                -------                 -------
   BP shareholders' interest as adjusted
   to accord with US GAAP                                        66,432                  65,666
                                                                =======                 =======

   ---------------

(a)  One American Depositary Share is equivalent to six ordinary shares.

(b) As reported in Note 43 of Notes to Financial Statements included in BP's Annual Report on Form 20-F for the year ended December 31, 2000.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
    Operating activities
    Profit after taxation                                   3,192         3,019     6,507         6,172
    Adjustments to reconcile profits after tax to
    net cash provided by operating activities
    Depreciation and amounts provided                       2,103         1,933     4,243         3,128
    Exploration expense                                        22            74       130           140
    Share of profits of joint ventures and
      associates less dividends received                       38            19       (25)         (112)
    (Profit) loss on sale of businesses and fixed assets     (171)         (153)     (389)           18
    Working capital movement (see analysis below)          (2,683)         (583)   (1,329)       (2,551)
    Other                                                     132           284        (9)          174
                                                          -------       -------   -------       -------
    Net cash provided by operating activities               2,633         4,593     9,128         6,969
                                                          -------       -------   -------       -------

    Investing activities
    Capital expenditures                                   (3,037)       (2,795)   (5,648)       (4,231)
    Acquisitions, net of cash acquired                       (560)        1,260      (560)          391
    Investment in associated undertakings                    (148)         (244)     (268)         (441)
    Net investment in joint ventures                          (72)         (121)     (133)         (123)
    Proceeds from disposal of assets                          232         6,982       926         7,413
                                                          -------       -------   -------       -------
    Net cash used in investing activities                  (3,585)        5,082    (5,683)        3,009
                                                          -------       -------   -------       -------

    Financing activities
    Net proceeds from shares (repurchased) issued            (219)       (1,016)     (662)        (985)
    Proceeds from long-term financing                         505         1,140     1,022        1,452
    Repayments of long-term financing                      (1,034)         (418)   (1,180)        (511)
    Net decrease in short-term debt                         2,417        (3,033)     (377)      (3,360)
    Dividends paid  -  BP                                  (1,179)       (1,133)   (2,360)      (2,104)
                    -  Minority shareholders                   (5)           (6)       (5)          (8)
                                                          -------       -------   -------       -------
    Net cash used in financing activities                     485        (4,466)   (3,562)      (5,516)
                                                          -------       -------   -------       -------
    Currency translation differences relating to
      cash and cash equivalents                               (14)          (16)      (48)          12
                                                          -------       -------   -------       -------
    (Decrease) increase in cash and cash equivalents         (481)        5,193      (165)       4,474
                                                          -------       -------   -------       -------
    Cash and cash equivalents at beginning of period        2,147           736     1,831        1,455
                                                          -------       -------   -------       -------
    Cash and cash equivalents at end of period              1,666         5,929     1,666        5,929
                                                          =======       =======   =======      =======

    Analysis of working capital movement
    Increase in inventories                                  (371)         (611)      (13)        (866)
    Increase in receivables                                  (502)       (2,443)   (1,546)      (3,540)
    (Decrease) increase in current liabilities
      (excluding finance debt)                             (1,810)        2,471       230        1,855
                                                          -------       -------   -------       -------
    Total working capital movement                         (2,683)         (583)   (1,329)      (2,551)
                                                          =======       =======   =======      =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                          (shares million)
   Weighted average number of ordinary shares              22,448        22,030    22,461        20,728
   Ordinary shares issuable under employee share schemes      135           168       140           152
                                                         --------       -------   -------       -------
                                                           22,583        22,198    22,601        20,880
                                                         ========       =======   =======       =======

     Comprehensive income

     The components of comprehensive income, net of related tax are as follows:

                                                             Three months ended       Six months ended
                                                                   June 30                June 30
                                                                 (Unaudited)            (Unaudited)
                                                             2001          2000      2001          2000
                                                             ------------------      ------------------
                                                                             ($ million)
   Profit for the period as adjusted to accord
     with US GAAP                                           2,743         2,682     5,521         5,210
   Currency translation differences                          (605)         (721)   (1,599)       (1,216)
   Derivative financial instruments                            (8)            -        15             -
   Pension liability                                            -             -         -             -
                                                         --------       -------   -------       -------
   Comprehensive income                                     2,130         1,961     3,937         3,994
                                                         ========       =======   =======       =======

     Accumulated other comprehensive income at June 30, 2001 and December 31, 2000 comprised losses of $5,611 million and $4,027 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

15.  US generally accepted accounting principles - continued

     Accounting for associated undertakings and joint ventures

     Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures', the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                         Three months ended June 30, 2001
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           112                175           287
   Share of profits of JVs and associated undertakings    282               (282)            -
   Exceptional items before taxation                      171                  1           172
   Inventory holding gains (losses)                        40                 (1)           39
   Interest expense                                       441                (49)          392
   Taxation                                             1,550                (58)        1,492
   Profit for the period                                3,171                  -         3,171

                                                            Six months ended June 30, 2001
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           307                360          667
   Share of profits of JVs and associated undertakings    613               (613)           -
   Exceptional items before taxation                      389                  1          390
   Inventory holding gains (losses)                      (198)                (1)        (199)
   Interest expense                                       887               (109)         778
   Taxation                                             3,268               (144)       3,124
   Profit for the period                                6,475                  -        6,475

                                                          Three months ended June 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           354                478          832
   Share of profits of JVs and associated undertakings    454               (454)           -
   Exceptional items before taxation                      161                 (8)         153
   Inventory holding gains (losses)                       213                (95)         118
   Interest expense                                       403                (53)         350
   Taxation                                             1,289                (26)       1,263
   Profit for the period                                3,024                  -        3,024

                                                            Six months ended June 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           438                835        1,273
   Share of profits of JVs and associated undertakings    794               (794)           -
   Exceptional items before taxation                        4                (22)         (18)
   Inventory holding gains (losses)                       745               (194)         551
   Interest expense                                       699                (97)         602
   Taxation                                             2,176                (78)       2,098
   Profit for the period                                6,109                  -        6,109

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Derivative instruments and hedging activities

     On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

     SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

     The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP.

     In the normal course of business the group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, we trade derivatives in conjunction with these risk management activities.

     All oil price derivatives and all derivatives held for trading are currently carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there is no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS 133. The cumulative effect of adopting SFAS 133 resulted in a pre tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax) and a pre tax credit to other comprehensive income of $57 million ($37 million after tax). The net gain included in other comprehensive income as of January 1, 2001 is expected to be reclassified into earnings during 2001. During the first half of 2001 a pre-tax credit of $34 million ($22 million after tax) included in other comprehensive income was reclassified into earnings. Under US GAAP the fair values of derivative financial instruments would be shown as current assets and liabilities as appropriate.

     Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the Group and the Group sought to meet the hedge criteria of SFAS 133.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


15.  US generally accepted accounting principles - continued

     Recently issued accounting standards

     In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No.141 'Business Combinations' (SFAS 141) and No. 142 'Goodwill and Other Intangible Assets' (SFAS 142). Under SFAS 141, the pooling of interest method of accounting is no longer permitted; the purchase method must be used for all business combinations initiated after June 30, 2001. SFAS 142, which is effective for accounting periods beginning after December 15, 2001, eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives.

     Based on acquisitions completed at June 30, 2001, it is estimated that application of these new standards would increase the Group's results of operations, as adjusted to accord with US GAAP, by approximately $1,300 million for the year ended December 31, 2002, assuming no impairment of goodwill.

     Also in June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143 'Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

     The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Restatement of 2000 segment information

     On January 1, 2001 the natural gas liquids (NGL) operations located in the USA and Canada, were moved to the Gas and Power business from Refining and Marketing. Comparative information for 2000 has been restated as shown below.

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)

   Replacement cost operating profit

   Previously reported Refining and Marketing total        674      1,271      1,048        915    3,908
   Previously reported Gas and Power total                  52         26         48         60      186
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                     33        148         63        (71)    173
     Rest of Europe                                         36        130        233        354     753
     USA                                                   409        814        600        388   2,211
     Rest of World                                         106         91         68        121     386
                                                       ------------------------------------------------
                                                           584      1,183        964        792   3,523
                                                       =================================================

   Gas and Power

     UK                                                    (5)          4         14          1      14
     Rest of Europe                                        55          11         28         54     148
     USA                                                   14          47         14         29     104
     Rest of World                                         78          52         76         99     305
                                                       ------------------------------------------------
                                                          142         114        132        183     571
                                                       =================================================

   Turnover

   Previously reported Refining and Marketing total    20,778      25,120     32,555     34,362 112,815

   Previously reported Gas and Power total              2,173       2,772      4,237      6,899  16,081
                                                       =================================================

   Restated as:

   Refining and Marketing                              19,696      24,168     31,311     32,708 107,883

   Gas and Power                                        3,255       3,724      5,481      8,553  21,013
                                                       =================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  Restatement of 2000 segment information - concluded

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)


   Exceptional items

   Previously reported Refining and Marketing total         19         5         160       (85)       99
   Previously reported Gas and Power total                   -         -           -         -         -
                                                       =================================================
   Restated as:

   Refining and Marketing                                   19         5         161       (87)       98
   Gas and Power                                             -         -          (1)        2         1
                                                       =================================================

   Capital expenditure and acquisitions

   Previously reported Refining and Marketing total      1,102       518       5,504     1,626     8,750
   Previously reported Gas and Power total                   7        57         114       101       279
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                    889       29        4,098       393     5,409
     Rest of Europe                                         44       65        1,275       328     1,712
     USA                                                    76      334           30       652     1,092
     Rest of World                                          87       76           90       227       480
                                                       -------------------------------------------------
                                                         1,096      504        5,493     1,600     8,693
                                                       =================================================

   Gas and Power

     UK                                                      2       28           78        86       194
     Rest of Europe                                          1        1            1        13        16
     USA                                                     1       30           37         5        73
     Rest of World                                           9       12            9        23        53
                                                       -------------------------------------------------
                                                            13       71          125       127       336
                                                       =================================================

17.  Condensed Consolidating Information

     The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2001

Turnover                                       329              524             -          48,360                 (524)  48,689
Less: Joint ventures                             -                -             -             280                    -      280
                                       ----------------------------------------------------------------------------------------
Group turnover                                 329              524             -          48,080                 (524)  48,409
Replacement cost of sales                      329              249             -          40,445                 (533)  40,490
Production taxes                                 -               50             -             383                    -      433
                                       ----------------------------------------------------------------------------------------
Gross profit                                     -              225             -           7,252                    9   7,486
Distribution and administration expenses         -                -            48           2,779                    -   2,827

Exploration expense                              -                8             -              73                    -      81
                                       ----------------------------------------------------------------------------------------
                                                 -              217           (48)          4,400                    9   4,578

Other income                                    13                -           339              97                 (337)    112
                                       ----------------------------------------------------------------------------------------
Group replacement cost operating profit         13              217           291           4,497                 (328)  4,690

Share of profits of joint ventures               -                -             -             125                    -     125

Share of profits of associated undertakings      -                -             -             157                    -     157


Equity accounted income of subsidiaries      4,061              114         4,988               -               (9,163)      -

                                       ----------------------------------------------------------------------------------------
Total replacement cost operating profit      4,074              331         5,279           4,779               (9,491)  4,972

Profit (loss) on sale of fixed assets and
 businesses and termination of operations      (68)               -           171             171                 (103)    171
                                       ----------------------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                           4,006              331         5,450           4,950               (9,594)  5,143

Inventory holding gains (losses)               (64)               1            40              40                   23      40
                                       ----------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                           3,942              332         5,490           4,990               (9,571)  5,183

Interest expense                               474               17           769             768               (1,587)    441
                                       ----------------------------------------------------------------------------------------
Profit before taxation                       3,468              315         4,721           4,222               (7,984)  4,742

Taxation                                     1,178               89         1,550           1,494               (2,761)  1,550
                                       ----------------------------------------------------------------------------------------
Profit after taxation                        2,290              226         3,171           2,728               (5,223)  3,192

Minority shareholders' interest                  -                -             -              21                    -      21
                                       ----------------------------------------------------------------------------------------
Profit for the period                        2,290              226         3,171           2,707               (5,223)  3,171
                                       ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Three months ended June 30, 2001

Profit as reported                           2,290              226         3,171           2,707               (5,223)   3,171

Adjustments:

  Depreciation charge                         (308)              (9)         (315)           (306)                 623     (315)

  Decommissioning and
    environmental expense                      (14)              (3)          (79)            (76)                  93      (79)

  Onerous property leases                       (9)               -           (27)            (27)                  36      (27)

  Derivative financial instruments             (93)               -           (47)            (49)                 142      (47)

  Interest expense                              35                2            50              48                  (85)      50

  Sale and leaseback of fixed assets             1                -             -               -                   (1)       -

  Deferred taxation                            (66)             (34)          (15)             17                   83      (15)

  Other                                          -                -             5               5                   (5)       5
                                        ---------------------------------------------------------------------------------------
Profit for the period as
adjusted to accord with US GAAP              1,836              182         2,743           2,319               (4,337)   2,743
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2000

Turnover                                         -              500             -          39,027                 (500)  39,027
Less: Joint ventures                             -                -             -           5,869                    -    5,869
                                        ---------------------------------------------------------------------------------------
Group turnover                                   -              500             -          33,158                 (500)  33,158
Replacement cost of sales                        -              221             -          27,443                 (506)  27,158
Production taxes                                 -               38             -             450                    -      488
                                        ---------------------------------------------------------------------------------------
Gross profit                                     -              241             -           5,265                    6    5,512
Distribution and administration expenses         -                -            28           1,787                    -    1,815

Exploration expense                              -                8             -             160                    -      168
                                        ---------------------------------------------------------------------------------------
                                                 -              233           (28)          3,318                    6    3,529
Other income                                    (2)             (13)          124             369                 (124)     354
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit         (2)             220            96           3,687                 (118)   3,883

Share of profits of joint ventures               -                -             -             286                    -      286

Share of profits of associated undertakings      -                -             -             168                    -      168

Equity accounted income of subsidiaries      3,557               45         4,364               -               (7,966)       -
                                        ---------------------------------------------------------------------------------------

Total replacement cost operating profit      3,555              265         4,460           4,141               (8,084)   4,337

Profit (loss) on sale of fixed assets and
  businesses and termination of operations     292                -           161             170                 (462)     161
                                        ---------------------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                           3,847              265         4,621           4,311               (8,546)   4,498

Inventory holding gains (losses)                62               29           213             213                 (304)     213
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                           3,909              294         4,834           4,524               (8,850)   4,711

Interest expense                               365               11           521             523               (1,017)     403
                                        ---------------------------------------------------------------------------------------
Profit before taxation                       3,544              283         4,313           4,001               (7,833)   4,308

Taxation                                     1,002              114         1,289           1,182               (2,298)   1,289
                                        ---------------------------------------------------------------------------------------
Profit after taxation                        2,542              169         3,024           2,819               (5,535)   3,019

Minority shareholders' interest                  -                -             -              (5)                   -       (5)
                                        ---------------------------------------------------------------------------------------
Profit for the period                        2,542              169         3,024           2,824               (5,535)   3,024
                                        =======================================================================================


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2000

Profit as reported                            2,542              169        3,024           2,824               (5,535)   3,024

Adjustments:

  Depreciation charge                          (100)             (15)        (101)            (86)                 201     (101)

  Decommissioning and
    environmental expense                       (12)              (3)         (98)            (95)                 110      (98)

  Onerous property leases                        (5)               -           (5)             (5)                  10       (5)

  Interest expense                               32                2           45              46                  (80)      45

  Sale and leaseback of fixed assets              1                -            -               -                   (1)       -

  Deferred taxation                            (384)              91         (199)           (246)                 539     (199)

  Other                                           -                -           16              16                  (16)      16
                                        ---------------------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                         2,074              244        2,682           2,454               (4,772)   2,682
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2001

Turnover                                        329            1,128            -          94,060               (1,128)  94,389
Less: Joint ventures                              -                -            -             568                    -      568
                                        ---------------------------------------------------------------------------------------
Group turnover                                  329            1,128            -          93,492               (1,128)  93,821
Replacement cost of sales                       329              522            -          77,742               (1,143)  77,450
Production taxes                                  -              109            -             907                    -    1,016
                                        ---------------------------------------------------------------------------------------
Gross profit                                      -              497            -          14,843                   15   15,355
Distribution and administration expenses          -                -          117           5,437                    -    5,554

Exploration expense                               -               12            -             238                    -      250
                                        ---------------------------------------------------------------------------------------
                                                  -              485         (117)          9,168                   15    9,551

Other income                                     13                -          701             294                 (701)     307
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit          13              485          584           9,462                 (686)   9,858

Share of profits of joint ventures                -                -            -             227                    -      227

Share of profits of associated undertakings       -                -            -             386                    -      386

Equity accounted income of subsidiaries       8,487              275       10,541               -              (19,303)       -
                                        ---------------------------------------------------------------------------------------
Total replacement cost operating profit       8,500              760       11,125          10,075              (19,989)  10,471

Profit (loss) on sale of fixed assets and
  businesses and termination of operations      158                1          389             388                 (547)     389
                                        ---------------------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                            8,658              761       11,514          10,463              (20,536)  10,860

Inventory holding gains (losses)               (209)              (6)        (198)           (198)                 413     (198)
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                            8,449              755       11,316          10,265              (20,123)  10,662

Interest expense                                884               19        1,573           1,575               (3,164)     887
                                        ---------------------------------------------------------------------------------------
Profit before taxation                        7,565              736        9,743           8,690              (16,959)   9,775

Taxation                                      2,599              207        3,268           3,144               (5,950)   3,268
                                        ---------------------------------------------------------------------------------------
Profit after taxation                         4,966              529        6,475           5,546              (11,009)   6,507

Minority shareholders' interest                   -                -            -              32                    -       32
                                        ---------------------------------------------------------------------------------------
Profit for the period                         4,966              529        6,475           5,514              (11,009)   6,475
                                        =======================================================================================


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (continued)

     The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2001

Profit as reported                           4,966              529         6,475           5,514              (11,009)   6,475

Adjustments:

  Depreciation charge                         (568)             (19)         (579)           (560)               1,147     (579)

  Decommissioning and
    environmental expense                      (61)              (5)         (184)           (179)                 245     (184)

  Onerous property leases                      (16)               -           (34)            (34)                  50      (34)

  Derivative financial instruments            (138)               -          (199)           (195)                 333     (199)

  Interest expense                              69                4           103              99                 (172)     103

  Sale and leaseback of fixed assets             2                -             -               -                   (2)       -

  Deferred taxation                             77              (71)          (53)             13                  (19)     (53)

  Other                                          -                -            10              10                  (10)      10
                                        ---------------------------------------------------------------------------------------
Profit for the period before cumulative
  effect of accounting change as adjusted
  to accord with US GAAP                     4,331              438         5,539           4,668               (9,437)   5,539

  Cumulative effect of accounting change:
    Derivative financial instruments           (13)               -           (18)             (5)                  18      (18)
                                        ---------------------------------------------------------------------------------------
Profit for the period as
adjusted to accord with US GAAP              4,318              438         5,521           4,663               (9,419)   5,521
                                       ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2000

Turnover                                          -           1,313             -          72,118               (1,313)  72,118
Less: Joint ventures                              -               -             -          11,249                    -   11,249
                                        ---------------------------------------------------------------------------------------
Group turnover                                    -           1,313             -          60,869               (1,313)  60,869
Replacement cost of sales                         -             549             -          50,102               (1,327)  49,324
Production taxes                                  -             134             -             852                    -      986
                                        ---------------------------------------------------------------------------------------
Gross profit                                      -             630             -           9,915                   14   10,559
Distribution and administration expenses          -               -            86           3,108                    -    3,194

Exploration expense                               -              22             -             277                    -      299
                                        ---------------------------------------------------------------------------------------
                                                  -             608           (86)          6,530                   14    7,066

Other income                                      1             (27)          276             463                 (275)     438
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit           1             581           190           6,993                 (261)   7,504

Share of profits of joint ventures                -               -             -             455                    -      455

Share of profits of associated undertakings       -               -             -             339                    -      339

Equity accounted income of subsidiaries       6,177              59         8,306               -              (14,542)       -
                                        ---------------------------------------------------------------------------------------
Total replacement cost operating profit       6,178             640         8,496           7,787              (14,803)   8,298

Profit (loss) on sale of fixed assets and
  businesses and termination of operations      117               -             4              22                 (139)       4
                                        ---------------------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                            6,295             640         8,500           7,809              (14,942)   8,302

Inventory holding gains (losses)                406              63           745             745               (1,214)     745
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                            6,701             703         9,245           8,554              (16,156)   9,047

Interest expense                                577              22           960             958               (1,818)     699
                                        ---------------------------------------------------------------------------------------
Profit before taxation                        6,124             681         8,285           7,596              (14,338)   8,348

Taxation                                      1,539             238         2,176           2,011               (3,788)   2,176
                                        ---------------------------------------------------------------------------------------
Profit after taxation                         4,585             443         6,109           5,585              (10,550)   6,172

Minority shareholders' interest                   -               -             -              63                    -       63
                                        ---------------------------------------------------------------------------------------
Profit for the period                         4,585             443         6,109           5,522              (10,550)   6,109
                                        =======================================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

     Income statement (concluded)

     The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2000

Profit as reported                            4,585             443         6,109           5,522              (10,550)   6,109

Adjustments:

  Depreciation charge                          (112)            (28)         (120)            (92)                 232     (120)

  Decommissioning and
    environmental expense                       (73)            (26)         (166)           (140)                 239     (166)

  Onerous property leases                       (12)              -           (12)            (12)                  24      (12)

  Interest expense                               47               5            81              76                 (128)      81

  Sale and leaseback of fixed assets              2               -             -               -                   (2)       -

  Deferred taxation                            (521)             98          (713)           (769)               1,192     (713)

  Other                                           -               -            31              31                  (31)      31
                                        ---------------------------------------------------------------------------------------
Profit for the period as
adjusted to accord with US GAAP               3,916             492         5,210           4,616               (9,024)   5,210
                                        =======================================================================================


                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet                           BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At June 30, 2001

Fixed assets

Intangible assets                                -              591             -          15,253                    -   15,844
Tangible assets                                  7            6,127             -          69,570                    -   75,704
Investments
  Subsidiaries - equity accounted basis     69,114              771        82,120               -             (152,005)       -
  Other                                          -                -           315          10,829                    -   11,144
                                        ---------------------------------------------------------------------------------------
                                            69,114              771        82,435          10,829             (152,005)  11,144
                                        ---------------------------------------------------------------------------------------
Total fixed assets                          69,121            7,489        82,435          95,652             (152,005) 102,692
                                        ---------------------------------------------------------------------------------------
Current assets

Business held for resale                         -                -             -             666                    -      666
Inventories                                      6               61             -           8,999                    -    9,066
Receivables                                  8,137           10,130        19,745          44,249              (52,278)  29,983
Investments                                      -                -             -             563                    -      563
Cash at bank and in hand                        (1)             (33)            -           1,137                    -    1,103
                                        ---------------------------------------------------------------------------------------
                                             8,142           10,158        19,745          55,614              (52,278)  41,381
                                        ---------------------------------------------------------------------------------------
Current liabilities -falling due within
  one year

Finance debt                                 7,575              179             -           6,303               (7,754)   6,303
Accounts payable and accrued liabilities       322              405         1,522          34,580               (5,897)  30,932
                                        ---------------------------------------------------------------------------------------
Net current assets (liabilities)               245            9,574        18,223          14,731              (38,627)   4,146
                                        ---------------------------------------------------------------------------------------
Total assets less current liabilities       69,366           17,063       100,658         110,383             (190,632) 106,838

Noncurrent liabilities

Finance debt                                     -            1,150             -          14,195               (1,150)  14,195
Accounts payable and accrued liabilities     1,274            4,626           156          35,737              (37,477)   4,316
Provisions for liabilities and charges          51              271           189          12,086                    -   12,597
                                        ---------------------------------------------------------------------------------------
Net assets                                  68,041           11,016       100,313          48,365             (152,005)  75,730

Minority shareholders' interest                  -                -             -             630                    -      630
                                        ---------------------------------------------------------------------------------------

BP shareholders' interest                   68,041           11,016       100,313          47,735             (152,005)  75,100
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (continued)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At June 30, 2001

Capital and reserves

Capital shares                                   8                -         5,641               -                   (8)   5,641

Paid in surplus                             30,865            3,145         3,526               -              (34,010)   3,526

Merger reserve                                   -                -        26,299             697                    -   26,996

Other reserves                                   -                -           618               -                    -      618

Retained earnings                           37,168            7,871        64,229          47,038             (117,987)  38,319
                                        ---------------------------------------------------------------------------------------
                                            68,041           11,016       100,313          47,735             (152,005)  75,100
                                        =======================================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported           68,041           11,016      100,313          47,735             (152,005)  75,100

Adjustments:

  Fixed assets                                8,184              525        8,218           7,699              (16,408)   8,218

  Ordinary shares held for future
    awards to employees                           -                -         (312)              -                    -     (312)

  Sale and leaseback of Chicago
    office building                            (413)               -         (413)           (413)                 826     (413)

  Decommissioning and environmental
    provisions                                 (771)            (314)      (1,132)           (802)               1,887   (1,132)

  Onerous property leases                        92                -           74              74                 (166)      74

  Derivative financial instruments             (156)               -         (203)           (180)                 336     (203)

  Deferred taxation                         (14,696)          (1,851)     (15,880)        (14,145)              30,692  (15,880)

  Quarterly dividend                              -                -        1,236               -                    -    1,236

  Pension liability adjustment                  (38)               -         (145)           (145)                 183     (145)

  Other                                         (36)               -         (111)            (111)                147     (111)
                                        ---------------------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                      60,207           9,376       91,645           39,712            (134,508)  66,432
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (continued)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2000

Fixed assets

Intangible assets                                 -              512            -           16,381                   -   16,893
Tangible assets                                   7            5,942            -           69,224                   -   75,173
Investments
  Subsidiaries - equity accounted basis      63,718              619       77,826                -            (142,163)       -
  Other                                           -                -          363           11,390                   -   11,753
                                        ---------------------------------------------------------------------------------------
                                             63,718              619       78,189           11,390            (142,163)  11,753
                                        ---------------------------------------------------------------------------------------
Total fixed assets                           63,725            7,073       78,189           96,995            (142,163) 103,819
                                        ---------------------------------------------------------------------------------------
Current assets

Business held for resale                          -                -            -              636                   -      636
Inventories                                       -               75            -            9,159                   -    9,234
Receivables                                   7,007           10,033       23,395           28,868             (40,885)  28,418
Investments                                       -                -            -              661                   -      661
Cash at bank and in hand                         (2)             (32)           2            1,202                   -    1,170
                                        ---------------------------------------------------------------------------------------
                                              7,005           10,076       23,397           40,526             (40,885)  40,119
                                        ---------------------------------------------------------------------------------------
Current liabilities -falling due within
  one year

Finance debt                                  6,848                -            -            6,418              (6,848)   6,418
Accounts payable and accrued liabilities         85              973        2,582           35,556              (8,467)  30,729
                                        ---------------------------------------------------------------------------------------
Net current assets (liabilities)                 72            9,103       20,815           (1,448)            (25,570)   2,972
                                        ---------------------------------------------------------------------------------------
Total assets less current liabilities        63,797           16,176       99,004           95,547            (167,733) 106,791

Noncurrent liabilities

Finance debt                                      -            1,150            -           14,772              (1,150)  14,772
Accounts payable and accrued liabilities      1,099            4,275          178           24,091             (24,420)   5,223
Provisions for liabilities and charges           49              264          197           12,285                   -   12,795
                                        ---------------------------------------------------------------------------------------
Net assets                                   62,649           10,487       98,629           44,399            (142,163)  74,001

Minority shareholders' interest                   -                -            -              585                   -      585
                                        ---------------------------------------------------------------------------------------

BP shareholders' interest                    62,649           10,487       98,629           43,814            (142,163)  73,416
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (concluded)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2000

Capital and reserves

Capital shares                                   8                -         5,653               -                   (8)   5,653

Paid in surplus                             30,440            3,145         3,770               -              (33,585)   3,770

Merger reserve                                   -                -        26,172             697                    -   26,869

Other reserves                                   -                -           456               -                    -      456

Retained earnings                           32,201            7,342        62,578          43,117             (108,570)  36,668
                                        ---------------------------------------------------------------------------------------
                                            62,649           10,487        98,629          43,814             (142,163)  73,416
                                         ======================================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported           62,649           10,487       98,629          43,814             (142,163)  73,416

Adjustments:

  Fixed assets                                8,757              566        8,777           8,215              (17,538)   8,777

  Ordinary shares held for future
    awards to employees                           -                -         (360)              -                    -     (360)

  Sale and leaseback of Chicago
    office building                            (413)               -         (413)           (413)                 826     (413)

  Decommissioning and environmental
    provisions                                 (927)            (317)        (921)           (586)               1,830     (921)

  Onerous property leases                       105                -          105             105                 (210)     105

  Deferred taxation                         (14,805)          (1,784)     (15,843)        (14,168)              30,757  (15,843)

  Quarterly dividend                              -                -        1,178               -                    -    1,178

  Pension liability adjustment                  (38)               -         (145)           (145)                 183     (145)

  Other                                         (34)               -         (128)           (128)                 162     (128)
                                        ---------------------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                     55,294            8,952       90,879          36,694             (126,153)  65,666
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement                     BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2001

Net cash inflow (outflow) from
  operating activities                          368             220         1,159           3,329                    -    5,076

Dividends from joint ventures                     -               -             -              54                    -       54

Dividends from associated undertakings            -               -             -             159                    -      159

Dividends from subsidiaries                     138               -            16               -                 (154)       -

Net cash inflow (outflow) from servicing
  of finance and returns on investments           1               -           328            (629)                   -     (300)

Tax (paid) refund                            (1,691)            (56)            -            (635)                   -   (2,382)

Net cash inflow (outflow) for capital
  expenditure and financial investment            -            (208)         (104)         (2,472)                   -   (2,784)

Net cash inflow (outflow) for acquisitions
  and disposals                                   -              (1)            -            (779)                   -     (780)

Equity dividends paid                             -               -        (1,179)           (154)                 154   (1,179)
                                        ---------------------------------------------------------------------------------------
Net cash inflow (outflow)                    (1,184)            (45)          220          (1,127)                   -   (2,136)
                                        =======================================================================================

Financing                                    (1,184)            (30)          220            (675)                   -   (1,669)

Management of liquid resources                    -               -             -            (404)                   -     (404)

Increase (decrease) in cash                       -             (15)            -             (48)                   -      (63)
                                        ---------------------------------------------------------------------------------------
                                             (1,184)            (45)          220          (1,127)                   -   (2,136)
                                        =======================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                      (1,184)             163         1,502           2,278                 (126)   2,633

Net cash provided by (used in)
  investing activities                           -             (208)         (104)         (3,251)                 (22)  (3,585)

Net cash provided by (used in)
  financing activities                       1,184               30        (1,398)            521                  148      485

Currency translation differences
  relating to cash and cash equivalents          -                -             -             (14)                   -      (14)

                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash and cash
  equivalents                                    -              (15)            -            (466)                   -     (481)

Cash and cash equivalents at beginning
of period                                       (1)             (19)            -           2,167                    -    2,147
                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at
end of period                                   (1)             (34)            -           1,701                    -    1,666
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (continued)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended June 30, 2000

Net cash inflow (outflow) from
  operating activities                         (18)             410         2,795           2,863                 (781)   5,269

Dividends from joint ventures                    -                -             -             332                    -      332

Dividends from associated undertakings           -                -             -             143                    -      143

Dividends from subsidiaries                      -                -             2               -                   (2)       -

Net cash inflow (outflow) from servicing of      2                -           116            (379)                  27     (234)
  finance and returns on investments

Tax (paid) refund                              177             (357)            3            (776)                   -     (953)

Net cash inflow (outflow) for capital
  expenditure and financial investment           -             (146)           (9)         (2,428)                   -   (2,583)

Net cash inflow (outflow) for acquisitions
  and disposals                                  7               22          (754)          7,666                  754    7,695

Equity dividends paid                            -                -        (1,133)             (2)                   2   (1,133)
                                        ---------------------------------------------------------------------------------------
Net cash inflow (outflow)                      168              (71)        1,020           7,419                    -    8,536
                                        =======================================================================================

Financing                                      167              (73)        1,016           2,217                    -    3,327

Management of liquid resources                   -                -             -           2,345                    -    2,345

Increase (decrease) in cash                      1                2             4           2,857                    -    2,864
                                        ---------------------------------------------------------------------------------------
                                               168              (71)        1,020           7,419                    -    8,536
                                        =======================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                          161              53         2,916           2,183                 (720)   4,593

Net cash provided by (used in)
  investing activities                            7            (124)         (763)          5,238                  724    5,082

Net cash provided by (used in)
  financing activities                         (167)             73        (2,149)         (2,219)                  (4)  (4,466)

Currency translation differences
  relating to cash and cash equivalents           -               -             -             (16)                   -      (16)
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                            1               2             4           5,186                    -    5,193

Cash and cash equivalents at
  beginning of period                            (2)            (22)            -             760                    -      736
                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                  (1)            (20)            4           5,946                    -    5,929
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.  Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (continued)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2001

Net cash inflow (outflow) from
  operating activities                          325              551        2,460           8,496                 (16)  11,816

Dividends from joint ventures                     -                -            -              66                   -       66

Dividends from associated undertakings            -                -            -             269                   -      269

Dividends from subsidiaries                     694                -           16               -                (710)       -

Net cash inflow (outflow) from servicing of
  finance and returns on investments              -                -          682          (1,244)                  -     (562)

Tax (paid) refund                              (966)            (313)          (1)         (1,241)                  -   (2,521)

Net cash inflow (outflow) for capital
  expenditure and financial investment         (700)            (401)        (120)         (3,446)                  -   (4,667)

Net cash inflow (outflow) for acquisitions
  and disposals                                   -                -          (16)           (961)                 16     (961)

Equity dividends paid                             -                -       (2,360)           (710)                710   (2,360)
                                        ---------------------------------------------------------------------------------------
Net cash inflow (outflow)                      (647)            (163)         661           1,229                   -    1,080
                                        =======================================================================================

Financing                                      (648)            (161)         663           1,343                   -    1,197

Management of liquid resources                    -                -            -            (102)                  -     (102)

Increase (decrease) in cash                       1               (2)          (2)            (12)                  -      (15)
                                        ---------------------------------------------------------------------------------------
                                               (647)            (163)         661           1,229                   -    1,080
                                        =======================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                          53              238         3,156           6,346                 (665)   9,128

Net cash provided by (used in)
  investing activities                        (700)            (401)         (136)         (4,407)                 (39)  (5,683)

Net cash provided by (used in)
  financing activities                         648             161         (3,022)         (2,053)                 704   (3,562)

Currency translation differences relating
  to cash and cash equivalents                   -                -             -             (48)                   -      (48)
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents                               1               (2)           (2)           (162)                   -     (165)

Cash and cash equivalents at
  beginning of period                           (2)             (32)            2           1,863                    -    1,831
                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                 (1)             (34)            -           1,701                    -    1,666
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


17.  Condensed consolidating information - concluded

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (concluded)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Six months ended June 30, 2000

Net cash inflow (outflow) from                 (89)              961        4,465           4,346               (1,650)   8,033
  operating activities

Dividends from joint ventures                    -                 -            -             527                    -      527

Dividends from associated undertakings           -                 -            -             174                    -      174

Dividends from subsidiaries                      -                 -           18               -                  (18)       -

Net cash inflow (outflow) from servicing of
  finance and returns on investments            (3)                -          259            (707)                  27     (424)

Tax (paid) refund                               30              (708)           4            (816)                   -   (1,490)

Net cash inflow (outflow) for capital
  expenditure and financial investment           -              (260)         (33)         (3,305)                   -   (3,598)

Net cash inflow (outflow) for
  acquisitions and disposals                    13                22       (1,623)          6,617                1,623    6,652

Equity dividends paid                            -                 -       (2,104)            (18)                  18   (2,104)
                                        ---------------------------------------------------------------------------------------
Net cash inflow (outflow)                      (49)               15          986           6,818                    -    7,770
                                        =======================================================================================

Financing                                      (51)               17          985           2,453                    -    3,404

Management of liquid resources                   -                 -            -           2,365                    -    2,365

Increase (decrease) in cash                      2                (2)           1           2,000                    -    2,001
                                        ---------------------------------------------------------------------------------------
                                               (49)               15          986           6,818                    -    7,770
                                        =======================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)                 (62)              253        4,746           3,620               (1,588)   6,969
  operating activities

Net cash provided by (used in)                  13              (238)      (1,656)          3,312                1,578    3,009
  investing activities

Net cash provided by (used in)                  51               (17)      (3,089)         (2,471)                  10   (5,516)
  financing activities

Currency translation differences
  relating to cash and cash equivalents          -                 -            -              12                    -       12
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents                               2                (2)           1           4,473                    -    4,474

Cash and cash equivalents at
  beginning of period                           (3)              (18)           3           1,473                    -    1,455
                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at                    (1)              (20)           4           5,946                    -    5,929
  end of period
                                        ========================================================================================


                                   SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     BP p.l.c.
                                   (Registrant)





Dated:August 17, 2001                           /s/ RICHARD BRADLEY
                                                    ....................
                                                    G. R. BRADLEY
                                                    Assistant Secretary